 PRESS RELEASE

DECOMA ANNOUNCES WITHDRAWAL OF BID TO ACQUIRE PEGUFORM FRANCE'S FASCIA OPERATIONS

Concord, Ontario, Friday, February 28, 2003 . . . Decoma International Inc. (TSX:DEC.A; NASDAQ:DECA) today announced that it has elected not to proceed with its previously announced bid to acquire the business and assets of Peguform France S.A.S. ("Peguform"). As a result, Decoma has withdrawn its initial bid of January 31, 2003, from the Official Receivers of Peguform.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans).  Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

For further information about this press please, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075